 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 2 DATED APRIL 5, 2017
TO THE OFFERING CIRCULAR DATED NOVEMBER 7, 2016

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our” or “us”), dated November 7, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on November 8, 2016, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our acquisition and financing of the Norfolk Property.

Acquisition of the Norfolk Property

On March 31, 2017, HC Government Realty Trust, Inc., a Maryland corporation, or the REIT, through GOV Norfolk, LLC, a Delaware limited liability company, or GOV Norfolk, a special purpose entity, wholly-owned by the REIT’s operating partnership, HC Government Realty Holdings, L.P., a Delaware limited partnership, or the OP, acquired land and improvements, located at 5850 Lake Herbert Drive, Norfolk, Virginia, or the Norfolk Property. The Norfolk Property is a three-story, Class A office building with 53,917 rentable square feet. 100% of the Norfolk Property is leased to the United States of America, pursuant to a newly signed, 10-year lease that, among other things, cannot be cancelled by the tenant through June 2027. The Norfolk Property was built in 2007 to suit, and has been occupied solely by, the Social Security Administration.

The Norfolk Property was acquired from USAA Real Estate Company, a Delaware corporation, or the Seller, for approximately $14,500,000. A portion of the cost of acquiring the Norfolk Property was financed with a first mortgage loan, or the Mortgage Loan, from Park Sterling Bank, or the Lender, in the original principal amount of $10,875,000, which Mortgage Loan is secured by the Norfolk Property and will mature on October 2, 2017, unless, subject to certain conditions, among which is that there is no default under the Mortgage Loan, the maturity date is extended by GOV Norfolk to March 31, 2020. The Mortgage Loan requires monthly payments in arrears of principal and interest with the first payment being due and payable May 1, 2017. The Mortgage Loan bears interest at a per annum rate equal to one-month LIBOR, plus 2.20%, adjusted monthly, but with a minimum rate of 5.75%. Principal payments for the Mortgage Loan are based on a 25-year amortization schedule with the remining balance being due and payable in full at maturity. The Mortgage Loan may be prepaid in whole or in part at any time prior to the initial maturity date without penalty.

At the closing of the Norfolk Property, an Unconditional Guaranty in favor of the Lender was signed by the OP, Baker Hill Holding LLC, a New York limited liability company, or Baker Hill, Stanton Holdings, LLC, a Delaware limited liability company, Holmwood Capital, LLC, a Delaware limited liability company, Edwin Stanton, Philip Kurlander, Robert R. Kaplan, and Robert R. Kaplan, Jr., or collectively, the Guarantors. The Guarantors’ aggregate liability for the repayment of the Mortgage Loan is limited to 50% of the outstanding principal amount of the Mortgage Loan; however, the Guarantors shall have 100% joint and several liability for any and all losses, damages, liabilities, claims, actions, judgments, court costs and legal and other expenses which the bank may incur as a direct or indirect consequence of or attributable to so-called “bad acts,” including but not limited to fraud or willful misrepresentation, physical waste and breach of covenants relating to hazardous materials, or the Guaranties. At the closing of the Norfolk Property, the Guarantors also delivered to Lender an Environmental Certificate and Indemnification Agreement, making representations, warranties and providing indemnifications relative to certain environmental matters affecting the Norfolk Property.

The remainder of the acquisition price for the Norfolk Property was financed with advances provided by affiliates, or the Advances, and with unsecured indebtedness of the OP, or the OP Notes. The Advances were made in the approximate aggregate amount of $225,000 to the OP. The OP Notes were made in the approximate aggregate amount of $3,400,000 and bear interest, payable monthly, at the per annum rate of 12.0%. The OP Notes mature, and are payable as to principal, on March 28, 2018. The OP Notes are subordinated to the Mortgage Loan. Robert R. Kaplan, the Secretary and a Director of the REIT, holds an OP Note in the original principal amount of $300,000, which is prepayable in whole or in part at any time prior to maturity without penalty. The OP also received an Advance of $30,000 from Robert R. Kaplan. Baker Hill, an affiliate, holds an OP Note in the original principal amount of $2,770,000, which is prepayable in whole or in part without penalty at any time on or after September 30, 2017. The OP also received an Advance of $75,000 from Baker Hill. Philip Kurlander, the Treasurer and a Director of the REIT, is a member and manager of Baker Hill.